December 17, 2015

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, D.C. 20549

RE: Strategic Environmental & Energy Resources, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed April 14, 2015

File No. 0-54987

Dear Mr. Cash

I am submitting this letter in response to your letter of comments dated December 16, 2015 regarding our Form 10-K filed April 14, 2015.

Our responses below have been numbered to correspond to your comments.

Business, page 5

Segment Information, page 6

1.	We note that as of December 31, 2014 and 2013 you had two customers with sales in excess of 10% of revenue and combined were 53% and 43% of total revenues for the years ended December 31, 2014 and 2013. Additionally, you state that that the loss of either one of these customers would have a material adverse effect on your business. In future filings, please discuss these relationships in greater detail, noting your dependence upon them and file any material agreements as exhibits.

Response:

Future filings will include additional detail, as needed, to more clearly disclose the dependency on significant customers and we will file, as exhibits, any material agreements applicable to that dependency or change in that dependency.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (720) 390-3168.

Sincerely

/s/ Monty R. Lamirato

Chief Financial Officer

Strategic Environmental & Energy Resources, Inc •751 Pine Ridge Road, Golden, CO 80403 •(303)277-1625